UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 5, 2006 Commission File Number: 0-29031
SINOVAC BIOTECH LTD. (Name of Registrant in its charter)

ANTIGUA and BARBUDA
(State or other jurisdiction of incorporation or organization)
39 Shangdi Xi Road Haidian District, Beijing China 100085 (Address of principal executive offices and zip code)

Tel: 86-10-82890088 Fax: 86-10-62966910 (Issuer's telephone and fax numbers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____                                  No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

INDEX

Item

1.       Resignation of Chief Financial Officer on March 22, 2006

Item 1.  Resignation of Chief Financial Officer on March 22, 2006

Effective as of March 22, 2006, the Board of Directors of Sinovac Biotech Ltd. (the “Company”), accepted the resignation of Lily Wang as Chief Financial Officer, who resigned without having any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

_________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                      SINOVAC BIOTECH LTD.

Date:  June 6, 2006                                                            By:          /s/ Weidong Yin
                                                                                                Weidong Yin, President, CEO and a Director